Exhibt 99.2

ELLOMAY CAPITAL LTD.
9 Rothschild Boulevard, 2nd Floor
Tel Aviv 6688112
Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
 To be held on June 19, 2019
2:00 p.m. Israel time

To Our Shareholders:

Notice is hereby given that the annual general meeting of shareholders, or the Meeting, of Ellomay Capital Ltd. (also referred to hereinafter as “Ellomay” or the “Company”) will be held at the Company’s offices at 9 Rothschild Boulevard, 2nd Floor, Tel Aviv 6688112, Israel on Wednesday, June 19, 2019, at 2:00 p.m., Israel time, and thereafter as it may be adjourned or postponed from time to time.

The agenda of the Meeting will be as follows:

1.	Reelection of Shlomo Nehama, Ran Fridrich, Hemi Raphael and Anita Leviant as directors;

2.	Ratification and approval of the compensation policy for the Company’s directors and officers;

3.	Approval of amendments and a three-year extension of the Management Services Agreement among the Company, Meisaf Blue & White Holdings Ltd. and Kanir Joint Investments (2005) Limited Partnership;

4.
Reappointment of Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2019 and until the next annual general meeting of the Company’s shareholders, and authorization of the Board of Directors to approve, following the approval of the Audit Committee, the remuneration of the independent auditors in accordance with the volume and nature of their services; and

5.	Receipt and consideration of the Auditors’ Report and the Financial Statements of the Company for the fiscal year ended December 31, 2018.

The Company’s Board of Directors recommends that you vote in favor of the foregoing proposals, all of which are more fully described in the accompanying proxy statement, or the Proxy Statement.

Only shareholders of record at the close of business on May 20, 2019, or the Record Date, are entitled to notice of, and to vote at, the Meeting or any adjournment(s) or postponement(s) thereof.

The Company expects that the Proxy Statement and the accompanying proxy card will be mailed to shareholders of record (as set forth above) on or about May 22, 2019.

Each of the resolutions to be presented at the Meeting requires the affirmative vote of holders of at least a majority of the ordinary shares voted in person or by proxy at the Meeting on the matter presented for passage. However, the approval of the proposals under Items 2 and 3 is required to comply with additional special “disinterested” voting requirements as set forth in the Proxy Statement. Item 5 does not require a shareholder vote.

Joint holders of ordinary shares should note that, pursuant to Article 27.6 of the Company’s Second Amended and Restated Articles of Association, the right to vote at the Meeting will be conferred exclusively upon the senior owner among the joint owners attending the Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in our register of shareholders.
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The Company knows of no other matters to be submitted at the Meeting other than as specified in this Notice of Annual General Meeting of Shareholders. If any other business is properly brought before the Meeting, it is the intention of the persons named as proxies to vote in respect thereof in accordance with the recommendation of the Company’s Board of Directors.

Shareholders wishing to express their position on an agenda item for the Meeting may do so by submitting a written statement to the Company’s offices at the above address by June 9, 2019. Any position statement received will be furnished to the SEC on Form 6-K, which will be available to the public on the SEC’s website at http://www.sec.gov and on the websites of the Israel Securities Authority and Tel Aviv Stock Exchange at http://www.magna.isa.gov.il or http://maya.tase.co.il/, respectively.

Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than May 22, 2019. Should changes be made to any proposal or to the agenda of the Meeting after the mailing of this Proxy Statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be furnished to the SEC on Form 6-K and available to the public at the abovementioned websites.
If your ordinary shares are held through a member of the Tel Aviv Stock Exchange Clearing house, and you intend to vote your shares at the Meeting in person or by proxy you must deliver to us, via messenger, registered mail or the electronic voting system of the Israel Securities Authority, a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of our ordinary shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. You are entitled to receive confirmation of ownership in the branch of the exchange member or by mail to your address (in consideration of mailing fees only), if you so requested in advance for a particular securities account. In the event you wish to vote your ordinary shares by means of a deed of vote, please deliver, along with the confirmation of ownership, the completed and executed second part of the Hebrew form of the deed of vote, filed with the Israel Securities Authority and Tel Aviv Stock Exchange and available at the websites noted above, which must be received by the Company by 10:00 a.m., Israel time, on June 19, 2019 (four hours prior to the Meeting), to be counted for the Meeting. You will receive from the exchange member who holds the shares on your behalf, by e-mail, for no charge, a link to the text of the deed of vote and to the position notices, if any, unless you notified that you are not interested in receiving such links (provided that such notice was provided with respect to a particular securities account and prior to the Record Date). A shareholder is entitled to contact the Company directly and receive the text of the Hebrew deed of vote and position notices, if any. Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the Israel Securities Authority, up to six hours before the time fixed for the Meeting (i.e., 8:00 a.m. (Israel time) on June 19, 2019). You should receive instructions about electronic voting from the TASE member through which you hold your shares.

You are cordially invited to attend the Meeting. Whether or not you plan to be present at the Meeting and regardless of the number of ordinary shares you own, you are requested to complete and return the enclosed proxy, which is solicited by the Company’s Board of Directors, so that your vote may be recorded. The proxy must be received by the Company’s transfer agent at least 48 hours prior to the appointed time of the Meeting or at the Company’s registered office in Israel at least four (4) hours prior to the appointed time of the Meeting to be counted for the Meeting. If you are a record shareholder present at the Meeting and desire to vote in person, you may revoke your appointment of proxy up to one hour prior to the Meeting so that you may vote your shares personally.

By Order of the Board of Directors,

/s/ Shlomo Nehama
Shlomo Nehama
Chairman of the Board of Directors
May 15, 2019

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ELLOMAY CAPITAL LTD.
9 Rothschild Boulevard, 2nd Floor
Tel Aviv 6688112
Israel

PROXY STATEMENT FOR AN ANNUAL GENERAL MEETING OF SHAREHOLDERS
 To be held on June 19, 2019
2:00 p.m. Israel time

The annual general meeting of shareholders, or the Meeting, of Ellomay Capital Ltd. (also referred to hereinafter as “Ellomay,” the “Company,” “us,” “we” or “our”) will be held at our offices at 9 Rothschild Boulevard, 2nd Floor, Tel Aviv 6688112, Israel on Wednesday, June 19, 2019, at 2:00 p.m., Israel time, and thereafter as it may be adjourned or postponed from time to time.

SOLICITATION OF PROXIES

It is proposed that at the Meeting, resolutions be adopted as follows:

1.	Reelection of Shlomo Nehama, Ran Fridrich, Hemi Raphael and Anita Leviant as directors;

2.	Ratification and approval of the compensation policy for the Company’s directors and officers;

3.	Approval of amendments and a three-year extension of the Management Services Agreement among the Company, Meisaf Blue & White Holdings Ltd. and Kanir Joint Investments (2005) Limited Partnership;

4.
Reappointment of Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2019 and until the next annual general meeting of the Company’s shareholders, and authorization of the Board of Directors to approve, following the approval of the Audit Committee, the remuneration of the independent auditors in accordance with the volume and nature of their services; and

5.	Receipt and consideration of the Auditors’ Report and the Financial Statements of the Company for the fiscal year ended December 31, 2018.

The proxy materials are being mailed to our shareholders as of May 20, 2019, or the Record Date, on or about May 22, 2019.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed.  Upon the receipt of a properly signed and dated proxy in the form enclosed, which is received in time and not revoked prior to the Meeting, either of the proxies, with full power of substitution, will vote, as proxy, the ordinary shares represented thereby at the Meeting in accordance with the instructions indicated on the proxy, or, if no direction is indicated, in accordance with the recommendation of our Board of Directors as set forth below. In order to be counted at the Meeting, your proxy must be received either by our transfer agent by 2:00 p.m. (Israel time) on June 17, 2019 (forty-eight hours prior to the Meeting), or at our registered office in Israel by 10:00 a.m. (Israel time) on June 19, 2019 (four hours prior to the Meeting).

The enclosed form of proxy is solicited by our Board of Directors for use at the Meeting and at any adjournments or postponements of the Meeting. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers, and employees of the Company, without receiving additional compensation, may solicit proxies by telephone, in person, or by other means.  Brokerage firms, nominees, fiduciaries, and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of ordinary shares of the Company held of record by such persons, and the Company will reimburse such brokerage, nominees, fiduciaries, and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

The proxy may be revoked at any time prior to its exercise by notice in writing of the shareholder to us, delivered at our address above up to one hour prior to the Meeting and indicating that its/his/her proxy is revoked, or by timely submitting another proxy with a later date. If you hold your ordinary shares in “street name,” meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your ordinary shares on how to vote your ordinary shares or obtain a legal proxy from the record holder to vote such ordinary shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such ordinary shares.

If your ordinary shares are held through a member of the Tel Aviv Stock Exchange Clearinghouse, and you intend to vote your shares at the Meeting in person or by proxy you must deliver to us, via messenger, registered mail or the electronic voting system of the Israel Securities Authority, a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of our ordinary shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. You are entitled to receive confirmation of ownership in the branch of the exchange member or by mail to your address (in consideration of mailing fees only), if you so requested in advance for a particular securities account. In the event you wish to vote your ordinary shares by means of a deed of vote, please deliver, along with the confirmation of ownership, the completed and executed second part of the Hebrew form of the deed of vote, filed with the Israel Securities Authority and the Tel Aviv Stock Exchange and available at the websites noted in the notice of the Meeting, which must be received by us by 10:00 a.m., Israel time, on June 19, 2019 (four hours prior to the Meeting), to be counted for the Meeting. You will receive from the exchange member who holds the shares on your behalf, by e-mail, for no charge, a link to the text of the deed of vote and to the position notices, if any, unless you notified that you are not interested in receiving such links (provided that such notice was provided with respect to a particular securities account and prior to the Record Date). Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the Israel Securities Authority, or the ISA, up to six hours before the time fixed for the Meeting (i.e., 8:00 a.m. (Israel time) on June 19, 2019). You should receive instructions about electronic voting from the TASE member through which you hold your shares.

RECORD DATE; QUORUM

Only shareholders of record at the close of business on May 20, 2019 are entitled to notice of, and to vote at, the Meeting or any adjournment(s) or postponement(s) thereof. As of May 15, 2019, we had 10,679,094 issued and outstanding ordinary shares (this number does not include 258,046 ordinary shares all of which were repurchased by us, that were held by us at that date by us as treasury shares under Israeli law). Each ordinary share, other than ordinary shares held by us as treasury shares, is entitled to be counted for purposes of a quorum and to one vote on each matter to be voted on at the Meeting. Our Second Amended and Restated Articles of Association, or the Articles, do not provide for cumulative voting for the election of directors or for any other purpose.

The presence at the Meeting, in person or by proxy, of two or more shareholders holding more than 25% of the voting rights of the Company, will constitute a quorum. All ordinary shares represented in person or by proxy (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for purposes of determining whether a quorum exists. If within half an hour from the time appointed for the Meeting a quorum is not present, the meeting shall stand adjourned on the same day, in the next week, at the same time and place. The requisite quorum at an adjourned meeting shall be any two or more members, present in person or by proxy at the meeting.

VOTING RIGHTS; REQUIRED VOTES

The votes of all shareholders voting on a proposal are counted. Abstentions and broker non-votes will not be treated as either a vote “for” or “against” a proposal. “Broker non-votes” are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner of the shares. Brokers and other nominees have discretionary voting authority under the applicable rules of the New York Stock Exchange to vote on “routine” matters. Please note that the uncontested election of directors is not considered a “routine” matter under such rules. This means that if a brokerage firm holds your shares on your behalf, those shares will not be voted in the election of directors, or with respect to the other non-routine matters on the agenda of the Meeting, unless you provide voting instructions to your brokerage firm or obtain a proxy from your brokerage firm and vote the shares yourself, in person or by proxy.

Each of the resolutions to be presented at the Meeting requires the affirmative vote of holders of at least a majority of the ordinary shares voted in person or by proxy at the Meeting on the matter presented for passage. However, the approval of the proposals under Items 2 and 3 is required to comply with additional special “disinterested” voting requirements as set forth in the Proxy Statement. Item 5 does not require a shareholder vote.

TERMS OF SERVICE AND EMPLOYMENT OF EXECUTIVE OFFICERS AND DIRECTORS

For information concerning the terms of service and employment of our five most highly compensated office holders during or with respect to the year ended December 31, 2018 see “Item 6.B: Directors, Senior Management and Employees – Compensation” in our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission, or the SEC, on March 29, 2019, or the 2018 Annual Report. An “office holder” is defined under the Israeli Companies Law, 1999, or, as amended from time to time, the Companies Law, as a general manager, chief business manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, and a director, or manager directly subordinate to the general manager.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of May 15, 2019 by each person known by us to be the beneficial owner of 5.0% or more of our ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge based on public filings by the shareholders and on information provided by them.

To our knowledge, except as otherwise indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the ordinary shares shown as beneficially owned by them.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Shlomo Nehama (2)(5)(7)	4,016,842	37.6%
Kanir Joint Investments (2005) Limited Partnership (3)(4)(5)(6)(7)	2,605,845	24.4%
The Phoenix Holdings Ltd.(8)	895,678	8.4%
___________________________

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security as determined pursuant to Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from May 15, 2019 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based on a total of 10,679,094 ordinary shares outstanding as of May 15, 2019. This number of outstanding ordinary shares does not include a total of 258,046 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

(2)
The 4,016,842 ordinary shares beneficially owned by Mr. Nehama consist of: (i) 3,551,869 ordinary shares held by S. Nechama Investments (2008) Ltd., or Nechama Investments, which constitute approximately 33.3% of our outstanding ordinary shares and (ii) 464,973 ordinary shares and held directly by Mr. Nehama, which constitute approximately 4.4% of our outstanding ordinary shares. Mr. Nehama, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any ordinary shares owned by Nechama Investments, which constitute (together with his shares) approximately 37.6% of our outstanding ordinary shares.

(3)
Kanir Joint Investments (2005) Limited Partnership, or Kanir, is an Israeli limited partnership. Kanir Ltd., in its capacity as the general partner of Kanir, has the voting and dispositive power over the ordinary shares directly beneficially owned by Kanir. As a result, Kanir Ltd. may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Messrs. Hemi Raphael and Ran Fridrich, who are members of our Board of Directors, are the sole directors of Kanir Ltd. and Mr. Raphael is a majority shareholder of Kanir Ltd. As a result, Messrs. Raphael and Fridrich may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir, which constitute, together with their holdings as set forth in footnote (4), 28.7% and 25.5%, respectively, of our outstanding ordinary shares. Kanir Ltd. and Messrs. Raphael and Fridrich disclaim beneficial ownership of such ordinary shares except to the extent of their respective pecuniary interest therein, if any.

(4)
Mr. Raphael beneficially owns 454,524 ordinary shares, consisting of: (i) 314,514 ordinary shares held by a BVI private company wholly-owned by Mr. Raphael, which constitute approximately 2.9% of our outstanding shares and (ii) 140,010 ordinary shares held directly by Mr. Raphael, which constitute approximately 1.3% of our outstanding shares. Mr. Raphael, as the sole officer, director and shareholder of such private company, may be deemed to indirectly beneficially own any ordinary shares beneficially owned by such private company, which constitute (together with the shares held directly by him) approximately 4.3% of our outstanding ordinary shares. Mr. Fridrich directly owns 116,787 ordinary shares, which constitute approximately 1.1% of our outstanding shares.

(5)
On March 24, 2008, Kanir and Nechama Investments entered into a shareholders agreement, or the 2008 Shareholders Agreement. By virtue of the 2008 Shareholders Agreement, Mr. Nehama, Nechama Investments, Kanir, Kanir Ltd., and Messrs. Raphael and Fridrich may be deemed to be members of a group that holds shared voting power with respect to 6,157,714 ordinary shares, which constitute approximately 57.7% of our outstanding ordinary shares, and holds shared dispositive power with respect to 5,280,958 ordinary shares, which constitute 49.5% of the outstanding ordinary shares. Accordingly, taking into account the shares directly held by Messrs. Nehama, Raphael (taking into account also shares held by the private company wholly-owned by him) and Fridrich, they may be deemed to beneficially own approximately 62%, 61.9% and 58.8%, respectively, of our outstanding ordinary shares. Each of Mr. Nehama and Nechama Investments disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir. Each of Kanir, Kanir Ltd. and Messrs. Raphael and Fridrich disclaims beneficial ownership of the ordinary shares beneficially owned by Nechama Investments. A copy of the 2008 Shareholders Agreement was filed with the SEC on March 31, 2008 as Exhibit 14 to an amendment to a Schedule 13D and is not incorporated by reference herein.

(6)
Bonstar Investments Ltd., or Bonstar, an Israeli company, holds 233,258 ordinary shares, which constitute approximately 2.2% of the outstanding ordinary shares. Bonstar is a limited partner of Kanir and assisted Kanir in the financing of the purchase of some of its ordinary shares. Accordingly, Bonstar may be deemed to be a member of a group with Kanir and its affiliates, although there are no agreements between Bonstar and either of such persons and entities with respect to the ordinary shares beneficially owned by each of them. Mr. Joseph Mor and Mr. Ishay Mor are the sole shareholders of Bonstar and Mr. Joseph Mor serves as the sole director of Bonstar. Messrs. Joseph Mor and Ishay Mor also hold, through a company jointly held by them, 175,000 ordinary shares, which constitute approximately 1.6% of the outstanding ordinary shares. By virtue of their control over Bonstar and the other company, Messrs. Joseph Mor and Ishay Mor may be deemed to indirectly beneficially own the 408,258 ordinary shares beneficially owned by Bonstar and by the other company, which constitute approximately 3.8% of the ordinary shares. Each of Bonstar and Messrs. Joseph Mor and Ishay Mor disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir and Nechama Investments, except to the extent of their respective pecuniary interest therein, if any.

(7)
The information included in this table concerning the beneficial ownership of Nechama Investments, Kanir, Kanir Ltd., Bonstar and Messrs. Nehama, Raphael, Fridrich, Joseph Mor and Ishay Mor is based on a Schedule 13D/A filed on September 3, 2013 and on information provided by the shareholders.

(8)
Based on a Schedule 13G filed on February 19, 2019 by Mr. Itshak Sharon (Tshuva), Delek Group Ltd. and The Phoenix Holdings Ltd. and on information provided by the shareholders. According to the Schedule 13G: (i) the securities reported therein are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holdings Ltd., or the Phoenix Subsidiaries, (ii) the Phoenix Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients, (iii) each of the Phoenix Subsidiaries operates under independent management and makes its own independent voting and investment decisions, and (iv) the Phoenix Holdings Ltd. is a controlled subsidiary of Delek Group Ltd. and the majority of Delek Group Ltd.’s outstanding share capital and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public.

MATTERS SUBMITTED TO SHAREHOLDERS

ITEM 1

REELECTION OF DIRECTORS

Background

At the Meeting, the shareholders will elect directors to serve on our Board of Directors. Our Articles provide that, unless otherwise prescribed by a resolution adopted at a meeting of our shareholders, the Board shall consist of not less than four (4) nor more than eight (8) directors (including the external directors appointed as required under the Israeli Companies Law, 1999, or, the Companies Law). The directors (other than the external directors) are elected annually at our annual general meeting of shareholders and remain in office until the next annual general meeting, unless a director has previously resigned, vacated his/her office, or was removed in accordance with our Articles. Our Board of Directors may elect additional directors to the Board of Directors.

Our Board of Directors is currently composed of the following six directors: Shlomo Nehama, Ran Fridrich, Hemi Raphael, Anita Leviant, Mordechai Bignitz and Dr. Michael J. Anghel. Shlomo Nehama, Ran Fridrich, Hemi Raphael and Anita Leviant are standing for reelection. The current service terms of Mordechai Bignitz and Dr. Michael J. Anghel, our external directors, expire in December 2020 and January 2022, respectively.

We are unaware of any reason why any of the nominees, if elected, should be unable to serve as a member of our Board of Directors. If any of the nominees are unable to serve, the persons named as proxies, or either one of them, will vote the shares represented thereby “FOR” the election of other nominees proposed by our Board of Directors. All nominees listed below have advised the Board of Directors that they intend to serve as members of the Board of Directors if elected.

As a controlled company, within the meaning set forth in the NYSE American Company Guide, we are exempt from the requirement that a majority of a company’s board of directors qualify as independent directors within the meaning set forth in the NYSE American Company Guide and from the NYSE American Company Guide requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in connection with board composition and nominations.

Pursuant to the requirements of Section 224B(a) of the Companies Law, each of the director nominees provided us with a declaration prior to the publication of the notice of annual general meeting of shareholders. These declarations are available for review at our offices, at the address set forth above, during regular business hours.

The following information is supplied with respect to each person nominated and recommended to be elected by our Board of Directors and is based upon our records and information furnished to the Board of Directors by the nominees.

The nominees for directors are:

Name	Age	Position with the Company

Shlomo Nehama	64	Chairman of the Board
Ran Fridrich(1)	66	Director and Chief Executive Officer
Hemi Raphael	67	Director
Anita Leviant(1)(2)	64	Director
__________________________
(1)	Member of the Company’s Advisory Committee.
(2)	Member of the Company’s Audit Committee and Compensation Committee.

Shlomo Nehama has served as a director and Chairman of the Board of Ellomay since March 2008. From 1998 to 2007, Mr. Nehama served as the Chairman of the Board of Bank Hapoalim B.M., one of the largest Israeli banks. In 1997, together with the late Ted Arison, he organized a group of American and Israeli investors who purchased Bank Hapoalim from the State of Israel. From 1992 to 2006, Mr. Nehama served as the Chief Executive Officer of Arison Investments. From 1982 to 1992, Mr. Nehama was a partner and joint managing director of Eshed Engineers, a management consulting firm. He also serves as a director in several philanthropic academic institutions, on a voluntary basis. Mr. Nehama is a graduate of the Technion - Institute of Technology in Haifa, Israel, where he earned a degree in Industrial Management and Engineering. Mr. Nehama received an honorary doctorate from the Technion for his contribution to the strengthening of the Israeli economy.

Ran Fridrich has served as a director of Ellomay since March 2008, as our interim chief executive officer since January 2009, and as our chief executive officer since December 2009. Mr. Fridrich is the co-founder and executive director of Oristan, Investment Manager, an investment manager of CDO Equity and Mezzanine Funds and a Distress Fund, established in June 2004. In January 2001 Mr. Fridrich founded the Proprietary Investment Advisory, an entity focused on fixed income securities, CDO investments and credit default swap transactions, and served as its investment advisor through January 2004. Prior to that, Mr. Fridrich served as the chief executive officer of two packaging and printing Israeli companies, Lito Ziv, a public company, from 1999 until 2001 and Mirkam Packaging Ltd. from 1983 until 1999. Mr. Fridrich also serves as a director of Cargal Ltd. since September 2002 and since 2007 as a director in Plastosac. Mr. Fridrich is a graduate of the Senior Executive Program of Tel Aviv University.

Hemi Raphael has served as a director of Ellomay since June 2006. Mr. Raphael is an entrepreneur and a businessman involved in various real estate and financial investments. Mr. Raphael also serves as a director of Cargal Ltd. since May 2004 and of Dorad Energy Ltd. Prior thereto, from 1984 to 1994, Mr. Raphael was an active lawyer and later partner at the law firm of Goldberg Raphael & Co. Mr. Raphael holds an LLB degree from the School of Law at the Hebrew University of Jerusalem and he is a member of the Israeli Bar Association and the California Bar Association.

Anita Leviant has served as a director of Ellomay since March 2008. Ms. Leviant heads LA Global Consulting, a practice specializing in representing and consulting global oriented companies in IPO process. LAGC represents and consults investors and corporations on business and regulatory issues, in Fintech and Cyber investments, in cross border and financial transactions, banking and capital markets. LAGC provides soft lending for overseas business in Israel and in the UK. For a period of twenty years, Ms. Leviant held several senior positions with Hapoalim Banking group including EVP Deputy Head of Hapoalim Europe and Global Private Banking and EVP General Global Counsel of the group, and served as a director in the overseas subsidiaries of Bank Hapoalim. Prior to that, Ms. Leviant was an associate in GAFNI & CO. Law Offices in Tel Aviv where she specialized in Liquidation, Receivership and Commercial Law and was also a Research Assistant to the Law School Dean in the Tel Aviv University specialized in Private International Law. Ms. Leviant holds a LL.B degree from Tel Aviv University Law School and is a member of both the Israeli and the New York State Bars. Ms. Leviant  also serves as President of the Israel-British Chamber of Commerce, Council Member of the UK- Israel Tech Council, Board Member of the Federation of Bi-Lateral Chambers of Commerce and a Co-Founder of the Center for Arbitration and Dispute Resolutions Ltd. Ms. Leviant is a certified mediator.

Set forth below is information concerning Mordechai Bignitz and Dr. Michael J. Anghel, our external directors (whose current service terms expire in December 2020 and January 2020, respectively):

Mordechai Bignitz has served as an external director of Ellomay since December 20, 2011. Mr. Bignitz is involved in economic and financial consulting and investment management and currently serves as the CEO of OWC Pharmaceutical Corporation (OTC: OWCP) and as a director and CEO of One World Cannabis Ltd., a subsidiary of OWC. From 2006 to 2015, Mr. Bignitz served as the chairman of the investment committee of Migdal Capital Trust Ltd. and from 2017 he serves as a director of this company. From 2009 to 2011, Mr. Bignitz served as CEO of Geffen Green Energy Ltd., an Israeli private company. From 2006 to 2010, Mr. Bignitz served as a director of Leader Capital Markets Ltd. (TASE: LDRC), from 2007 to 2010 he served as a director of Leader Holdings & Investments Ltd. (TASE: LDER) and from 2010 to 2013 he served as a director of Ablon Ltd. From 2004 to 2007, Mr. Bignitz served as CEO of Advanced Paradigm Technology. From 1992 to 2004, Mr. Bignitz served as director and CFO of DS Capital Markets. From 1994 to 1996, Mr. Bignitz served as Managing Director of Dovrat, Shrem & Co. Trading Ltd. From 1991 to 1994 Mr. Bignitz served as Vice President and CFO of Dovrat Shrem & Co. and prior to that he served as Vice President of Clal Retail Chains (a subsidiary of the Clal Group) and Vice President & CFO of Clal Real Estate Ltd. Mr. Bignitz serves as a director of ARAD Investment and Industrial Development Ltd. (TASE: ARD). Mr. Bignitz is a CPA, holds a BA in Accounting and Economics from Tel-Aviv University and completed the Executive Program in Management and Strategy in Retail at Babson College in Boston. Mr. Bignitz qualifies as an external director according to the Companies Law.

Dr. Michael J. Anghel has served as an external director of Ellomay since January 24, 2019. From 1977 to 1999, Dr. Anghel led the Discount Investment Corporation Ltd. (of the IDB Group) activities in the fields of technology and communications. Dr. Anghel was instrumental in founding Tevel, one of the first Israeli cable television operators and later in personally managing the founding of Cellcom Israel Ltd. (NYSE; TASE: CEL), the largest cellular operator in Israel. In 1999 he founded CAP Ventures, an advanced technology investment company. From 2004 to 2005, Dr. Anghel served as CEO of DCM, the investment banking arm of the Israel Discount Bank. He has been involved in various technology enterprises and has served on the board of directors of various major Israeli corporations and financial institutions including Elron Electronic Industries Ltd., Elbit Systems Ltd., Nice Ltd., Gilat Satellite Networks Ltd., American Israeli Paper Mills Ltd., Maalot (the Israeli affiliate of Standard and Poor’s), Hapoalim Capital Markets Ltd., Syneron Medical Ltd., Dan Hotels Ltd., the Strauss Group Ltd. and Partner Communications Company Ltd. He also served until recently as the Chairman of the Israeli Center for Educational Technology (Matach). Dr. Anghel currently serves on the board of directors of Lumus Ltd. and BiolineRx Ltd. (NASDAQ; TASE: BLRX).  On all boards of directors of the publicly traded companies he served as member or chairman of the audit committees. Prior to launching his business career, Dr. Anghel served as a full-time member of the Recanati Graduate School of Business Administration of the Tel Aviv University, where he taught finance and corporate strategy. He currently serves as Chairman of the Tel Aviv University’s Executive Program. Dr. Anghel holds a B.A. in economics from the Hebrew University in Jerusalem and an M.B.A. and Ph.D. in finance both from Columbia University in New York. Dr. Anghel qualifies as an external director according to the Companies Law.

As previously approved by our shareholders, we pay our non-executive directors (Anita Leviant, Mordechai Bignitz and Dr. Michael J. Anghel) remuneration for their services as directors based on the minimum fees permitted by the Companies Regulations (Rules for Compensation and Expenses of External Directors), 5760-2000, or the Compensation Regulations. The current minimum cash amounts applicable to us pursuant to the Compensation Regulations are an annual fee of NIS 52,160 (equivalent to approximately €12,944 as of May 1, 2019) and an attendance fee of NIS 1,845 (equivalent to approximately €458 as of May 1, 2019) per meeting (board or committee). These amounts are updated once a year based on increases in the Israeli Consumer Price Index as compared to the base index set forth in the Compensation Regulations. According to the Compensation Regulations, which we apply to all our non-executive directors, the directors are entitled to 60% of the meeting fee if they participated at the meeting by teleconference and not in person, and to 50% of the meeting fee if resolutions were approved in writing, without convening a meeting. In addition, each of these non-executive directors receives an annual grant of options to purchase 1,000 ordinary shares under the terms and conditions set forth in our 1998 Share Option Plan for Non-Employee Directors, or the 1998 Option Plan.

Messrs. Nehama, Fridrich and Raphael waived their right to receive the aforementioned director fees and options in connection with the execution of a management services agreement, as amended, or the Management Services Agreement, among us, Kanir and Meisaf Blue & White Holdings Ltd., or Meisaf. For more information concerning the Management Services Agreement and its proposed amendments and extension, see Item 3 below.

Each of our directors also received an indemnification undertaking and an exemption letter, forms of which were attached as exhibits to our 2018 Annual Report, and each of them is also included in our directors and officers’ liability insurance policy.

Required Vote

The adoption of this proposal requires the affirmative vote of a majority of the ordinary shares of the Company voted in person or by proxy at the Meeting.

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to reelect each of Shlomo Nehama, Ran Fridrich, Hemi Raphael and Anita Leviant, as directors of the Company to hold office until the next annual general meeting of the Company’s shareholders and until their respective successors are duly elected and qualified.”

Shareholders may vote on the appointment of each director nominee separately on the attached proxy card. Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 2

RATIFICATION AND APPROVAL OF DIRECTORS AND OFFICERS COMPENSATION POLICY

Background

The Companies Law requires that a public company, such as Ellomay, adopt and implement a compensation policy with respect to the terms of service or employment, including the grant of an exemption, insurance, undertaking to indemnify or indemnification, retirement bonuses and any other benefit, payment or undertaking to pay any such amounts, given due to service or employment, or, together, Terms of Service and Employment, of its “office holders.” The Companies Law provides that the compensation policy should be approved by the board of directors, after taking into consideration the recommendation of the compensation committee. The Companies Law further provides for the approval of the compensation policy by the company’s shareholders with the “special majority” requirement set forth below.

Our current compensation policy was initially approved by our shareholders at the annual general meeting held in June 2013 and an updated compensation policy was approved by our shareholders at the annual general meeting held in June 2016.

General

The Companies Law provides that a compensation policy for a period exceeding three years is required to go through the complete approval process once every three years. In addition, the board of directors is required to periodically examine the compensation policy and the need for adjustments in the event of a material change in the circumstances prevailing during the adoption of the compensation policy or for other reasons. We are therefore proposing the ratification and approval of our current compensation policy, or the Compensation Policy, a copy of which is attached hereto as Exhibit A.

The compensation policy is required to be determined and reevaluated, among other things, in accordance with the following considerations: (i) the advancement of the company’s goals, its work plan and its policy with a long term view; (ii) the creation of appropriate incentives for the office holders of the company, considering, among other things, the risk management policy of the company; (iii) the size of the company and the nature of its operations; and (iv) in connection with the Terms of Service and Employment that include variable components – the contribution of the office holder to the achievement of the company’s goal and to the maximization of its profits, all with a long term view and in accordance with the position of the office holder. In addition, the Companies Law requires that a Compensation Policy include, among other things, consideration of certain issues and include certain instructions.

At meetings held on March 26, 2019 and May 5, 2019, our Compensation Committee, after reviewing the Compensation Policy and taking into account the considerations required by the Companies Law, discussed the proposed ratification and approval of the Compensation Policy and discussed the possible need to update the Compensation Policy. Following such discussions, our Compensation Committee recommended the ratification and approval by our Board of Directors and by our shareholders of our current Compensation Policy. At a meeting held on May 7, 2019, our Board of Directors ratified and approved the Compensation Policy and recommended that our shareholders approve it.

The Companies Law provides that a company’s board of directors may approve a compensation policy even in the event it was not approved by the shareholders; provided that the compensation committee and thereafter the board of directors resolved, based on reasons that will be set forth in the resolutions and after an additional discussion concerning the compensation policy, that the approval of the compensation policy despite of the objection of the company’s shareholders is for the benefit of the company.

Required Vote

The ratification and approval of the Compensation Policy by our shareholders requires the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter; provided that at least one of the following “special majority” requirements is met: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the Compensation Policy or (ii) the total number of shares voted against the approval of the Compensation Policy by shareholders referenced under (i) does not exceed 2% of our outstanding voting rights.

A “controlling shareholder” for purposes of the requisite majority is defined as a shareholder that has the ability to direct the activity of the company, other than an ability resulting only from serving as a director or having another position in the company. A person is deemed to control a company if he holds, alone or together with others, one half or more of the “means of control” in the company. Based, among other things, on their holdings in our shares and the 2008 Shareholders Agreement, Mr. Shlomo Nehama, our Chairman of the Board and a director nominee, Nechama Investments and Kanir, and Messrs. Fridrich and Raphael, who are members of our Board of Directors and director nominees, are each deemed to be our “controlling shareholders” for purposes of the required “special majority” and may also be deemed to have a “personal interest” in the approval of the Compensation Policy due to the positions they hold.

The Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder is a “controlling shareholder” or has a “personal interest” in the approval of the Compensation Policy. Otherwise, the shareholder is not eligible to vote on this proposal.

Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s family or of the shareholder’s spouse’s family (or a spouse thereof) or a personal interest of a company with respect to which the shareholder (or any of the aforementioned family members) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our ordinary shares. Under the Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. Shareholders who hold their shares through banks, brokers or other nominees that are members of the TASE should indicate whether or not they have a personal interest as explained above on the form of the deed of vote that we will file on MAGNA, the website of the Israel Securities Authority.

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to ratify and approve the Compensation Policy attached to the Proxy Statement as Exhibit A.”

Upon the receipt of a properly signed and dated proxy, which includes an indication as to whether or not the shareholder is a controlling shareholder or has a “personal interest” in the approval of the proposal as explained above, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 3

AMENDMENTS AND EXTENSION OF THE MANAGEMENT SERVICES AGREEMENT
 AMONG THE COMPANY, MEISAF BLUE & WHITE HOLDINGS LTD.
AND KANIR JOINT INVESTMENTS (2005) LIMITED PARTNERSHIP

Background

Since March 31, 2008, Meisaf, an Israeli company wholly-owned by Mr. Shlomo Nehama, our Chairman of the Board, a controlling shareholder and a director nominee, and Kanir (another controlling shareholder, controlled by Messrs. Hemi Raphael, a director nominee, and Ran Fridrich, our CEO and a director nominee) have been providing us management and board services in accordance with the Management Services Agreement. The Management Services Agreement and a previous amendment to the Management Services Agreement are attached as Exhibits 4.6 and 4.16, respectively, to our 2018 Annual Report.

Pursuant to the Management Services Agreement, Meisaf and Kanir provide management services and board services and advise and provide assistance to our management concerning our affairs and business. These services have been provided by Mr. Nehama, who also serves as the Chairman of our Board or Directors, Mr. Fridrich, who also serves as our CEO, and Mr. Raphael, who serves as an active director and as a member of the board of directors of Dorad Energy Ltd.

In consideration for the performance of the management services and the service of their representatives as members of our Board of Directors, Meisaf and Kanir are paid an aggregate annual fee in the amount of $400,000, in equal parts and quarterly payments. Meisaf and Kanir are also entitled to receive reimbursement for reasonable out-of-pocket business expenses borne by them in connection with the provision of the services, as customary in the Company. We also provide Messrs. Nehama, Fridrich and Raphael, with office space and secretarial and office services in connection with their services to us. The Management Services Agreement includes a waiver by the Board of Directors representatives of Meisaf and Kanir of any director fees and options to purchase our ordinary shares that they may be entitled to as a result of their service on our Board of Directors, and Kanir and Mr. Fridrich have also waived any additional fees or benefits in connection with the provision of CEO services by Mr. Ran Fridrich since January 2009.

The original term of the Management Services Agreement was until March 31, 2010. Our shareholders have previously approved extensions to the term of the Management Services Agreement, most recently at our shareholders meeting held in June 2016 and accordingly the Management Services Agreement is currently in effect until June 17, 2019. At the Meeting, our shareholders will be asked to approve amendments and a further extension to the Management Services Agreement as set forth herein.

General

At meetings held by our Audit Committee and Compensation Committee on March 26, 2019 and on May 5, 2019, and by our Board of Directors on May 7, 2019, the members of such committees and our Board of Directors (excluding Messrs. Nehama, Fridrich and Raphael) deliberated and discussed the proposed extension of the Management Services Agreement by a three-year term, commencing June 18, 2019, and also reviewed the Management Services Agreement in order to determine which, if any, amendments were advisable. In their deliberations, our Compensation Committee, Audit Committee and Board of Directors contemplated, among other things, the considerations and issues as required by the Companies Law, including such considerations and issues required in connection with the approval of the Terms of Service and Employment of office holders. Our Compensation Committee and Audit Committee and our Board of Directors considered, among other things:

•
The alternative cost of obtaining the services of an active chairman of the board and active director and of employing a chief executive officer, based on the Compensation Policy as recommended by our Compensation Committee and approved by our Board of Directors and on the compensation terms for similar positions held in Israeli public companies with similar features;

•
The extent of time, scope and nature of services provided by Meisaf’s and Kanir’s representatives, including, among other things, the provision of CEO, active chairman and active director services (which includes Mr. Raphael’s active participation as a board member of Dorad Energy Ltd.), the ongoing management of our operations, evaluating, negotiating and consummating business acquisitions, the management of our funds and financial affairs, discussions with potential investors and the management of our investor relations activities and of our financing activities; and

•	The waiver by Messrs. Nehama, Fridrich and Raphael of director fees and options that they would otherwise have been entitled to receive under our Compensation Policy.

In addition, on March 26, 2019 our Audit Committee resolved that under the circumstances and given the experience of the representatives of Meisaf and Kanir in our field of operations, the positions held by such representatives in our company and our subsidiaries and affiliates, their in-depth knowledge and familiarity with our business, including our business prospects, business plans and ongoing projects and the nature of the services provided under the Management Services Agreement, a ‘competitive procedure’ is not appropriate for a proper examination of the amendment and extension of the Management Services Agreement. In light of the above, our Audit Committee determined that the ‘other procedures’ that should be undertaking in order to properly examine the proposed amendments and extension of the Management Services Agreement are a review of the proposed aggregate consideration under the Management Services Agreement compared to our Compensation Policy and to a benchmark study of the alternative compensation that would have been paid by us for similar services. The benchmark study included the actual amounts paid and the ratio between the aggregate consideration and certain financial indicators such as equity, assets, revenues and market value in our company and in comparable companies.

Proposed Amendments

In their deliberations, our Audit Committee and Compensation Committee members noted that the Management Services Agreement should be revised to specifically include the chief executive officer services provided under the Management Services Agreement as explained above. Therefore, it is recommended that Section 1.1.1 of the Mangement Services Agreement, which includes the definition of the Management Services provided pursuant to such agreement, be amended to include the words: “including the services of Chief Executive Officer, currently provided by Mr. Ran Fridrich.”

In addition, our Audit Committee and Compensation Committee members reviewed the termination provision of the Management Services Agreement and resolved that the following revisions be implemented to reflect the materiality to our company of the chairman and CEO services provided under the Management Services Agreement (the words proposed to be added are underlined and the words proposed to be deleted are presented by ~~strikethrough~~):

“4.          Term and Termination.  This Agreement shall be deemed effective as of March 31, 2008 (the “Effective Date”) and shall continue to remain in effect until the earlier of: (i) June 17, 20~~19~~22, (ii) the termination of service of ~~either~~all of the Kanir and Nechama Investments ~~affiliates~~nominees on our Board of Directors, ~~or~~ (iii) a date that is six (6) months following the delivery of a written termination notice by Meisaf and Kanir to the Company or by the Company to Meisaf and Kanir, or (iv) the cessation of provision of Chairman and CEO services.”

In light of the ongoing and expected future contribution and involvement of the service providers under the Management Services Agreement to and in our business and operations, our Compensation Committee, Audit Committee and Board of Directors discussed and approved, and recommend that our shareholders approve, the amendments and extension of the Management Services Agreement by a three-year term commencing June 18, 2019 and determined that the amendments and extension are for the benefit of the Company and do not involve a distribution (as such term is defined in the Companies Law).

Required Vote

Mr. Shlomo Nehama, our Chairman of the Board and a director nominee, Nechama Investments and Kanir, and Messrs. Fridrich and Raphael, who are members of our Board of Directors and director nominees, are each deemed to be our “controlling shareholders” for purposes of Section 268 of the Companies Law due to their holdings as set forth above, their respective positions with such entities and the 2008 Shareholders Agreement.  Pursuant to Sections 270(4) and 275 of the Companies Law, the receipt of services from a controlling shareholder, including through an entity such controlling shareholder controls, and the Terms of Service and Employment of a controlling shareholder, requires the approval, in the following order, of: our Audit Committee (or Compensation Committee with respect to Terms of Service and Employment of a controlling shareholder), our Board of Directors and the affirmative vote of a majority of our ordinary shares voted in person or by proxy at the Shareholders’ Meeting, which is also required to satisfy at least one of the following “special majority” conditions: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who do not have a personal interest in the approval of the transaction or (ii) the total number of shares voted against the approval of the transaction by shareholders referenced under (i) does not exceed 2% of our outstanding voting rights.

The Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder has a “personal interest” in the approval of the proposal. Otherwise, the shareholder is not eligible to vote on this proposal. For a detailed explanation of the term “personal interest,” see “Item 2: Required Vote.”

Proposal

At the Shareholders’ Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the amendments and extension of the Management Services Agreement among the Company, Meisaf and Kanir as set forth in the Proxy Statement and that this resolution is for the benefit of the Company.”

Upon the receipt of a properly signed and dated proxy, which includes an indication as to whether or not the shareholder has a “personal interest” in the approval of the proposal as explained above, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 4

REAPPOINTMENT OF INDEPENDENT AUDITORS

Background

Shareholders will be asked to reappoint Somekh Chaikin, a member of KPMG International, as our independent auditors for the year ending December 31, 2019 and until the next annual general meeting of our shareholders and to authorize our Board of Directors to approve their fees, following the approval of our Audit Committee, in accordance with the volume and nature of their services. Somekh Chaikin have been our independent auditors since December 2011.

The following table sets forth the fees paid by us and our subsidiaries to our principal independent registered public accounting firms during 2017 and 2018:

	2017	2018
	(euro in thousands)
Audit Fees(1)	168	177
Audit-Related Fees(2)	29	25
Tax Fees(3)	27	39
Total	224	241
______________________
(1)
Professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements.

(2)	Including professional services related to due diligence investigations.
(3)	Professional services rendered by our independent registered public accounting firm for international and local tax compliance, tax advice services and tax planning.

Required Vote

The adoption of this proposal requires the affirmative vote of a majority of the ordinary shares of the Company voted in person or by proxy at the Meeting.

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to reappoint Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2019, and until the next annual general meeting of shareholders, and that the Board of Directors, following the approval of the Audit Committee, be, and it hereby is, authorized to approve the payment of fees of said independent auditors, considering the volume and nature of their services.”

Upon the receipt of a properly signed and dated proxy, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 5

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

As required by the Companies Law, our independent auditors’ report and audited consolidated financial statements for the fiscal year ended December 31, 2018, will be presented for discussion at the Meeting.

Our audited financial statements for the year ended December 31, 2018 are included in our 2018 Annual Report on Form 20-F, which was filed with the SEC on March 29, 2019. You may receive a hard copy of the complete audited financial statements for the fiscal year ended December 31, 2018, free of charge, upon request. You may review a copy of our filings with the SEC, including exhibits and schedules, and obtain copies of such materials at the SEC’s public reference room at Room 1580, 100 F Street, N.E, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that we file electronically with the SEC. These SEC filings are also available to the public from commercial document retrieval services.

This item will not involve a vote of the shareholders.

PROPOSALS OF SHAREHOLDERS

Any of our shareholders who intend to present a proposal at a shareholders’ meeting must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of our outstanding voting rights are entitled to request that our Board of Directors include a proposal, in a future shareholders’ meeting, provided that such proposal is appropriate to be discussed in such meeting. Any shareholders of the Company who intend to present proposals at the Meeting must submit their proposals in writing to us at the address set forth above, attention: CFO, by no later than May 22, 2019. If our Board of Directors determines that a shareholder proposal is appropriate for inclusion in the agenda in the Meeting, we will publish a revised agenda for the Meeting no later than May 29, 2019 by way of issuing a press release and submitting a Current Report on Form 6-K to the SEC and the ISA.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Meeting other than those mentioned in the attached Company’s Notice of Annual General Meeting of Shareholders. If any other business is properly brought before the Meeting, it is intended that the persons named as proxies, or either one of them, will vote the shares in accordance with the recommendation of our Board of Directors.

By Order of the Board of Directors, /s/ Shlomo Nehama Shlomo Nehama Chairman of the Board of Directors

Tel Aviv, Israel
May 15, 2019

Exhibit A

Ellomay Capital Ltd.

Directors and Officers Compensation Policy

As approved on June 18, 2013 and updated on July 5, 2016

1.	Objectives & Content

In this document we will define and detail Ellomay Capital Ltd.’s (the “Company” or “Ellomay”) compensation policy regarding the Company’s Directors and Officers (CEO, CEO's direct reports) (the “Compensation Policy”).

The publication of the Compensation Policy is intended to increase the transparency and visibility of Ellomay's activities regarding all aspects of its Directors’ and Officers’ compensation and to enhance its shareholders' ability to influence the compensation of the Company's Directors and Officers.

The Compensation Policy is worded in the masculine form only for purposes of convenience and is designated for equal and identical application to women and men, without any difference or change.

It is stressed that this Compensation Policy does not grant any rights to the Company’s Directors and Officers, and the adoption of this Compensation Policy per se will not grant any of the Company’s Directors and Officers a right to receive any component of compensation set forth in this Compensation Policy. The components of compensation to which a Director or Officer will be entitled will be exclusively those that are determined specifically in relation to him in accordance with the requirements of the Israeli Companies Law, 1999 and the regulations promulgated thereunder (together, the “Companies Law”).

It is clarified that in the event a Director or Officer receives compensation that is less than the compensation in accordance with this Compensation Policy, it will not be regarded as a deviation from this Compensation Policy, and such terms of his service or employment will not necessitate the approval of the General Meeting that is required in the event of approval of terms of service and employment that deviate from the compensation policy.

2.	General

2.1.	Compensation Policy Purposes:

The Compensation Policy is designed to support the achievement of the Company's long term work plan goals and ensure that:

2.1.1.	Officers' interests are as closely as possible aligned with the interests of Ellomay's shareholders;

2.1.2.	The correlation between pay and performance will be enhanced;

2.1.3.	Ellomay will be able to recruit and retain top level senior managers capable of leading the Company to further business success and facing the challenges ahead;

2.1.4.	Ellomay’s Officers will be motivated to achieve a high level of business performance without taking unreasonable risks;

2.1.5.	An appropriate balance will be established between different compensation elements – fixed vs. variable, short term vs. long term and cash payments vs. equity based compensation.

2.2.	The organs involved in the determination of the Compensation Policy are:

2.2.1.
Compensation Committee – Provides the BOD (as hereinafter defined) with recommendations regarding the appropriate Compensation Policy, the required updates to the Compensation Policy and its renewal and approves Directors' and Officers' service and employment terms and conditions.

2.2.2.	Board of Directors (“BOD”) – Approves the Compensation Policy for Directors and Officers and is responsible for periodical reviews of the Compensation Policy and its updating if necessary.

2.2.3.	The General Meeting of Shareholders – Approves the Compensation Policy for Directors and Officers to the extent that such an approval is required by law.

2.3.	Business environment and its impact on Company Officers' compensation:

Ellomay is in the business of energy and infrastructure with operations that currently mainly include production of renewable and clean energy. The Compensation Policy is intended to ensure the Company’s ability to retain and recruit a dedicated and experienced professional management that will be able to successfully promote the Company’s interests and manage its business, operations and assets.

3.	Compensation of Directors and Officers in view of the Company's Values and Strategy

3.1.	The connection between the Company's results and Officers' compensation:

We believe the total compensation of our Officers should be influenced by our business results as well as each Officer's individual contribution to the achievement of these results.

3.2.	The ratio between the compensation of Directors and Officers and the other employees of the Company (including contractors):

The Compensation Committee and the BOD will review, from time to time, the ratio between the total cost of employment of each of the Directors and Officers and the average and median cost of employment of the rest of the employees (including contractors) and discuss its possible impact on labor relations within the Company.

In the opinion of the Compensation Committee and BOD members, the current ratio is appropriate and reasonable in view of the nature of the Company, its size, the mixture of manpower and its field of operation and has no negative impact on the labor relations within the Company.

4.	Basic Concepts of the Company's Compensation Policy

Directors’ and Officers' compensation should include a number of elements so that each of these elements rewards a different aspect of their overall contribution to the Company’s success:

•
Fixed Base Salary, Director Fees or Management Service Fee – Compensates Directors and Officers for the time they devote to performing their roles in the Company and for the daily performance of their tasks. The fixed base salary correlates to the Officer's skills (such as: experience, position knowledge, expertise, education, professional qualifications, etc.), on the one hand, and to the job requirements as well as the authority and responsibilities the job caries, on the other hand.

•
Social and Incidental Benefits –Several of the social benefits are mandatory according to different local legislation (such as: pension and long term savings, severance pay, vacation, sick leave, etc.), others are provided according to market specific conventions and enable the Company to compete in the working environment (such as education funds and company cars in Israel) and the remainder are meant to complement the Fixed Base Salary and compensate the Officers for expenses incurred in connection with their job requirements (such as: travel expenses or allowances).

•
Variable, Performance Based Rewards (Annual Bonus, Commissions and Grants) – Reward Directors and Officers for their contributions to the Company’s success and achievement of business goals during a defined timeframe.

•
Equity Based Compensation – Designed to strengthen the link between long term shareholders’ returns and the Company’s Directors’ and Officers’ rewards. This type of reward creates a stronger correlation between Directors’ and Officers’ motivation and interest and the interests of the Company’s shareholders. Another significant effect of Equity Based compensation is its contribution to retention, due to its inherent long term characteristics.

To ensure an adequate fit of all reward elements and the appropriate construction of the Total Compensation Package, all compensation elements of a Company Director or Officer will be presented to the approving organ prior to approval of any specific payment or reward.

5.	Compensation Elements

5.1.	Fixed Compensation:

Fixed Compensation (base salary and benefits) for the Company’s Directors and Officers (other than non-employee and external Directors) will be as detailed in the following table

Position	Total Fixed Compensation monthly maximum in NIS** and USD***
Chairman*	Up to 88,000 NIS (23,250 USD)
CEO*	Up to 110,000 NIS (29,062 USD)
Officer Reporting to CEO	Up to 93,500 NIS (24,703 USD)
Active Director*	Up to 66,000 NIS (17,437 USD)

* The Company’s Chairman of the BOD, CEO and Active Director are currently representatives of the Company’s controlling shareholders and are compensated for their BOD services and for management services based on a management services agreement. Should the Company resolve to retain the services of Directors or Officers performing similar functions who are not representatives of controlling shareholders, this policy will apply.

** These amounts will be linked to increases in the Israeli CPI

*** USD rate of 3.785 NIS

A deviation of up to 10% above these amounts will not be deemed to deviate from the terms of this Compensation Policy.

5.2.	Fixed Base Salary:

5.2.1.	Determining the Fixed Base Salary of the Company’s Officers

The Fixed Base Salary for the Company’s Officers is first determined based on a pre-defined salary range. The range for each position will be based on:

•	Relevant peer group benchmark data.

•	Job requirements, authority and responsibilities the job caries and prior agreements executed with the Officer.

•	Education, skills, expertise, professional experience and achievements of the Officer.

•	Internal ratios between positions and between the Officer and the other employees (including contractors) of the Company.

•	The Company's financial situation, business challenges and goals.

The pay grade, approved within said range, will reflect the Officer's skills and fit into the intended position.

In Israel, the Company’s Officers are naturally exempt from the provisions of the Israeli Working and Rest Hours Law, as they hold senior managerial positions as defined in such Law. Therefore, they are not entitled to any additional compensation for overtime.

5.2.1.1.	Market Comparisons (Benchmark):

In order to set the Fixed Base Salary (and other compensation elements) ranges for recruitment of Officers to the Company, a comparative compensation study maybe conducted in the relevant market, reviewing similar position holders in comparable companies in the relevant geographies. The comparative study will cover companies meeting as many criteria as possible from the following list:

•	Holding companies, preferably in the areas of renewable and clean energy, life science and hi-tech ;

•
Publicly traded companies whose shares are traded on the Tel-Aviv Stock Exchange or Israeli companies whose shares are traded on the NASDAQ or NYSE markets and their market cap and/or shareholders' equity are close to that of Ellomay;

•	Companies competing with Ellomay for managerial talent and for potential Company Officers in particular;

Companies for which no reliable data can be collected will not be included in the comparison, even if they meet many or even all other criteria.

The comparative study will cover all compensation elements and will present (if data availability allows) the following:

•	Customary Fixed Base Salary range for similar roles (including data distribution);

•	Customary range for Annual Bonus (in terms of percentage of annual salary);

•	Customary range for Equity Based Compensation economic value on the date of grant (in terms of percentage of annual salary);

•	Customary fringe and other benefits.

5.2.1.2.	Internal comparison – gaps between Officers' compensation and between the Officer and the rest of the employees:

Before determining a Company Officer's pay, the following considerations, including their impact on labor relations in the Company, in general, and within the management team in particular, will be taken into account:

•	The ratio between the Officer's compensation and the compensation of all other Company Officers at the same level;

•	The ratio between the Officer's cost of employment and the cost of employment of all other Company employees (including contractors).

These amounts will be reviewed from time to time, compared to prevailing relevant market conditions and cost of living and updated if necessary.

5.2.2.	Annual salary review principles and indexing:

In order to retain Company Officers for long periods, their Fixed Base Salary will be reviewed from time to time in comparison to similar roles in the relevant market, taking into consideration the Company's financial situation. If necessary, a pay increase request will be presented to the relevant organs for approval. Automatic indexing mechanism (to the relevant CPI) may apply to the Officers' pay.

5.2.3	Directors Cash Compensation:

The cash compensation of non-employee and external Directors will be determined in accordance with the Compensation Regulations for External Directors and/or the Companies Regulations (Relief for Public Companies whose Shares are Traded in a Stock Exchange Outside Israel), as the case may be, and shall not exceed the maximum compensation permitted by these regulations.

In addition, Directors will be entitled to reimbursement for expenses incurred in the performance of their work, including trips overseas for work purposes.

5.3.	Variable compensation:

Variable compensation elements are intended to achieve the following goals:

•
Linking part of the Company’s Officers' compensation to the achievement of business goals and targets which will, in the long term, maximize shareholders’ return and create a joint interest between Company Officers and shareholders;

•	Increasing Company Officers' motivation to achieve long term Company goals; and

•	Correlating part of the Company's pay expenses with its business performance and increasing financial and operational flexibility.

5.3.1.	Ratio between elements of the compensation package

The appropriate ratio between the fixed components of Directors' and Officers' compensation and their variable compensation are as follows:

Position	Annual Variable Compensation in Cash	Annual Equity Based Compensation *
Chairman	Up to 6 monthly base salaries or the equivalent thereof	--
CEO	Up to 6 monthly base salaries or the equivalent thereof	Up to 6 monthly base salaries or the equivalent thereof
Officer Reporting to CEO	Up to 6 monthly base salaries	Up to 6 monthly base salaries
Non-Employee and External Directors	--	Fixed grant pursuant to the Company's Option Plan for Non-Employee Directors
Active Director	Up to 6 monthly base salaries or the equivalent thereof	--

*At the time of grant

The aggregate variable performance based compensation (cash and equity) shall not exceed 9 monthly base salaries on an annual basis.

5.3.2.	Annual Bonus Principles

An Annual Bonus Plan may be approved for a specific fiscal year.  An Annual Bonus Plan will be approved by the requisite approvals under the Companies Law and will include the following definitions:

•	The duration of the bonus plan;

•	The financial measure for calculating the bonus for a Director or Officer shall be chosen from between the Market Cap, Operating Income or Equity;

•	The percentage from the selected measure that will be paid to each Director or Officer as a bonus;

•	The threshold condition for the payment of the bonus will be the existence of operating profit during the plan period;

•	Target Bonus definition – the Target Bonus is the bonus paid when goals are met at precisely 100%.

•
Maximum Bonus – the maximum bonus for a Director or Officer per annum will not exceed 6 monthly base salaries and, to the extent the Company does not have profits for such year, the maximum bonus for a Director or Officer for such year will not exceed 2 monthly base salaries.

•	The measures and their weights used to assess the Directors' or Officers' success and calculate the bonus.

•
Payment terms – to the extent the bonus exceeds 3 monthly base salaries, any such excess will be paid to the Officer or Director only following the approval of the results of the subsequent year and subject to there being no decrease during such subsequent year in the financial measure used to calculate the bonus.

5.3.2.1.	Defining the Bonus Plan Measures and Targets

As part of the development of an annual Bonus Plan, plan measures and annual targets will be set as a basis for the evaluation of Company CEO or Directors' performance during the year. The Plan will include 2 types of measures:

•
Company Measures – Financial measures for Company performance such as: Market Cap, Operating Income, Equity, etc. These measures will be the same for all Company Officers and Directors and will have a weight of between 80%-100% of the total bonus.

•
Managerial Appraisal – An evaluation of the performance of each Officer in non-quantitative aspects of their contribution to the Company’s long term success. The managerial appraisal score will have a weight of up to 20% of the total bonus.

The Bonus of the CEO and Directors, to the extent it does not exceed the amounts set forth in the Companies Law (currently three monthly salaries per year for all variable compensation), may be based entirely on non-measurable criteria taking into account the contribution of the director or CEO to the Company.

Bonuses for Officers other than the CEO may be based entirely on non-measurable criteria, subject to the ranges determined in Section 5.3.1.

5.3.2.2.	Setting the Bonus budget; reviewing and reducing bonuses

The total annual bonus budget will be calculated according to the sum of the Maximum Bonuses of all Company Officers participating in the plan.

Following the approval of the bonus plans and of the annual financial reports for the relevant fiscal year, the recommended bonuses will be presented to the Compensation Committee and the BOD.

The Compensation Committee and the BOD will have the authority to reduce the Annual Bonus based on their discretion considering the following aspects:

•	The recipient’s contribution to the development of Company's business beyond the recipient’s direct responsibility;

•	The Quality and speed of the recipient’s reaction to crises and other unexpected events;

•	The overall managerial performance of the recipient’s, motivating employees and leadership.

5.3.2.3.	Grant payment and refunding mechanism

The Annual Bonuses will be paid with the first monthly salary following the review by the BOD, usually immediately following the approval of the annual financial reports.

Each Director and Officer will sign a document committing to refund any part of the annual bonus paid based on financial measures that may in the future prove to be based on a mistake which will require a restatement of the financial statements during the 3 years following the mistaken report or based on any claw-back mechanism applicable to the Company. Such refund will be made within 6 months of publication of the restated financial statements.

5.3.3.	Equity Based Compensation

As part of the overall Directors and Officers compensation package in public companies, it is standard practice to offer a component of equity based compensation, which aims to establish proximity of interest between the relevant Directors and Officers and the shareholders of the Company.  Given the long term nature of the equity compensation plans, they support the ability of the Company to retain its senior managers in their positions for a long period.

In light of the advantages that stem from equity compensation plans, Ellomay will consider offering its Directors and Officers the option of participating in an equity compensation plan, based on the following:

5.3.3.1.	Tools of Equity Compensation

The option plan will be defined and implemented in a manner that complies with the requirements of the relevant law of the countries in which the Directors and Officers are residing or are employed. In Israel, the plan will, to the extent possible, comply with the provisions of Section 102 of the Income Tax Ordinance.

The option grants presented for approval shall include the following details:

•	The maximum number of options to be granted.

•	The value of the equity based compensation (at the time of grant) per year, for each Officer, shall not exceed the amounts set forth in Section 5.3.1.

•	The per-share exercise price of the options will not be lower than the known closing price in the market at the date of grant.

•	The allocation of options between the various Directors and Officers and the existence of reserves for grants to Directors and Officers who may join the Company during the period of the plan.

•
Options granted to Directors under the current option plan of the Company (i.e., an annual option grant of options to acquire 1,000 ordinary shares) will vest in one installment on the first anniversary of the grant date. Options granted to Officers will commence vesting on the first anniversary of the grant date and will vest over a period of not less than three years from the date of grant.

•	The possibility of defining the maximum value for exercising of an option.

•	The possibility of conditioning the vesting of part or all of the options of some of the Officers upon the achievement of predetermined performance goals.

•	The expiration date of the options shall not be shorter than a year from the vesting date of each portion and shall not be longer than ten years after the grant date;

•	Terms in connection with the option holder leaving the Company (due to dismissal, resignation, and death or disability) and changes in Company ownership.

5.3.3.2.	Option Grants

Subject to the approvals required under the Companies Law, 1999, the Directors and Officers will be granted options to purchase shares of the Company pursuant to the provisions of the approved option plan.

When a new Officer joins the Company during the period of an option plan, the Company will consider granting options to the joining Officer out of the reserve determined in the relevant option plan.

The Company will grant options to its non-employee and external Directors based on the terms of the applicable option plan of the Company.

5.3.3.3.	Options Exercise

Upon the vesting of each portion of the options granted, each Director and Officer will be entitled to exercise the vested options at his disposal held by the trustee (to the extent relevant).

5.4.	Additional terms and fringe benefits

5.4.1.	Pension, disability and life insurance

The Company will provide all Company Officers with Pension, Long Term Disability and life Insurance according to local practices and legislation.

The Company’s contributions will be calculated based only on the Fixed Monthly Salary and matching deductions will be made from the Officers' salary.

Officers in Israel will sign the form of the general confirmation of the Labor Minister pursuant to section 14 of the Severance Payment Law, at the time of the renewal of agreements or the recruitment of a new Officer, and the Company shall contribute the severance payments of the Officer to the pension fund/managers insurance, in accordance with the Officer’s choice concerning the contributions to pension insurance.

5.4.2.	Education Fund

The Company will contribute to the Education Fund at the rate of 7.5% of each Officer's Fixed Monthly Salary and deduct 2.5% from the Officer's Fixed Monthly Salary and will transfer these sums to an Education Fund to be chosen by the Officer.

5.4.3.	Company Car / Transportation Allowance

The Company will allow Officers to choose to waive part of their salary in lieu of the Company placing a vehicle at their disposal for their personal use, as customary in system of operative leasing. With respect to new Officers, the Company will not bear the cost of the tax applicable to the value of the use of the vehicle.

5.4.4.	Expenses and incidentals

Officers will be entitled for reimbursement for any expenses incurred in the course of performing their roles, according to relevant Company procedures.

5.4.5.	Annual Vacation and Sick Leave

Officers will be entitled to annual vacation and sick leave according to applicable law and prevailing Company procedures, taking into consideration any relevant prior tenure in similar roles (or according to local legislation).

5.4.6.	Others

Officers will be entitled to any additional benefits and perquisites according to Company Procedures and any relevant local legislation.

6.	Termination Terms

Company Officers will be entitled to an Advance Notice period prior to termination of employer / employee relations of up to 6 months.

The actual Advance Notice period for each Officer will be determined in the employment agreement of each Officer.

Unless the BOD decides to release the Officer from this obligation, the Officer will be required to continue performing all role responsibilities During the Advance Notice period.

7.	Non-Competition

The Officers will give a written undertaking, at the time of signing the employment agreement with the Company, to refrain from any competition with the Company for a period that shall not be less than six months from the termination date of their employment by the Company.

8.	Indemnification, Exemption and Insurance of Directors and Officers

The Directors and Officers will be covered by a Directors and Officers insurance liability policy, to be periodically purchased by the Company, subject to the requisite approvals under the Companies Law.  The Company has granted, and will continue to grant, letters of indemnification and exemption letters to its Directors and Officers, subject to the requisite approvals under the Companies Law; provided, however, that the Company may not in the future provide exemption letters to an Officer or Director for an action or transaction in which a controlling shareholder (as such term is defined in the Companies Law) or any other Officer or Director (including an Officer or Director who is not the Officer or Director the Company has undertaken to exempt) has a personal interest (as such term is defined in the Companies Law).

The aggregate indemnification amount payable by the Company to all indemnified persons, pursuant to indemnification undertakings to be granted to Officers and Directors from the adoption date of this limitation, in respect of any occurrence of the events specified in the exhibit to the indemnification undertaking, shall not exceed 25% of the Company’s shareholders’ equity according to the latest reviewed or audited consolidated financial statements approved by the Company’s Board of Directors prior to the date on which the indemnification amount is paid.

9.	Policy maintenance – Authority and Responsibility

9.1.	Keeping the Policy current

The CFO is responsible for keeping this Compensation Policy current.

9.2.	Approval of changes to the Compensation Policy

Updates to this Compensation Policy will be approved by the Compensation Committee, the BOD and the General Meeting as required by Companies Law.